

YAHYN

CONTACT INFO

Yahyn

Pierre Rogers (CEO)

25 Sundial Ave, Suite 406

Manchester, NH, 03103

Progers@yahyn.com

Https://yahyn.com



OUR TEAM

Pierre Rogers Founder & CEO
- Youngest SVP at *Columbia Management* (Asset Management arm of Bank of America) before airlifting sales and distribution
  team to *Prudential Asset Manager.* Serial Entrepreneur having started and/or sat as a board advisor on 4 previous companies with Head of Business Development and Intermediary Distribution for and alternative asset manager prior to founding PuroTrader

Joshua Leavitt CFO
- Serial entrepreneur, served as a lead auditor and tax accountant for *Rowley and Associates* a mid-market corporate CPA firm, Sr.
  Corporate Analyst for Performance Sports Group, and most recently, served as the COO of finance and operations in the development of Alumni Ventures Groups back end systems, facilitating its hyper growth phase.

Vinu Nair CTO
- Chief architect behind Little Caesars national food chain POS and payment system. Built POS solution handling order entry, push commands to kitchen, payments and order closure. Formerly worked for leading seller of pre-owned luxury watches US. Full integration
  package to track inventory, maintain accounts, order management and POS into CRM system. Built seamless integration between POS system and ERP to track sales and intake of new watches

Jack Ambriz Marketing Director
- Created brand image and strategy for luxury spirit brands *House of Carbonadi, Louis XIII Cognac, Taittinger Champagne,* as well as many other luxury lifestyle brands such as
  VanDutch Yachts, Gulfstream Aviaton, Pagani Automobile, and other recognized car brands. One of *Nobleman Magazine's* largest contributors.

<u>**Advisory Board members**</u>

Jonathan Cooper
Our Principal investor, serial entrepreneur with 20+ years of experience. Most recently, he was the Founder and CEO of Ebbu, LLC having completed a successful exit through the acquisition of Ebbu by Canopy Growth Corporation.

Tod Nestor
Former CFO at *Bacardi* who integrated the acquisition of Grey Goose Vodka. Senior Treasury Analyst and Finance Manager Pepsi Co.
Former CFO of Fairway Market large scale Grocery chain.

Chris "Ludacris" Bridges Rapper/Entertainer
Ludacris is the founder of his own record label, "*Disturbing the Peace*", an imprint distorted by *Def Jam Recordings*. He is the co-owner of
Conjure Cognac liquor. Owner of "*Chicken N Beer*" restaurant in Atlanta. Founder and creator of *Karma's World*.

WHY?

➢ **A Total Addressable Market** of close to **$100B** in 2019 in just the US alone and growing significantly year over year.

➢ The vast majority of brick & mortar retail stores and distributors have ZERO online presence. There is no, true "Shopify" or "Kayak" style platforms for the for the wine market and only 1 which allows a limited offering of 3rd party sellers.

   ➢ As a result, most sales for premium wines and alcohols are generally either through local, brick and mortar shops with limited supply OR online through only a handful of major e-comm retailers

➢ Online sales for premium alcohol is currently growing at a 5 year compound rate of 11.6% verses in store purchase growth for the same period of 2.7% as consumers move towards more digital transactions.

➢ 78% of wines are purchased based on the label and name. No easy way for consumers to find great wines. Massive market, with thousands of brands can cause consumer confusion.

➢ Consumers of premium wines are typically a highly retargetable market base as demonstrated by significant brand loyalty in the luxury space.





Connecting a MASSIVE  Disconnected MARKET

$284.6b

$96.5b

$9.9b

$9.4b

$38.9b

$37.6b

$14.5b

Total Addressable
Market By Region

Source: Statista, 2019 Market Reports (Wine & Whiskey), Forbes 2018 Report

WHO ELSE?

➢ Currently, the online wine sales space is dominated by a couple major e-commerce merchants such as Wine.com, Winelibrary.com; otherwise, independent producers and distributors struggle for online market access.

➢ There is only one significant, direct competitor Vivino.com, which only just updated their platform to offer sales from a very limited seller base along side their review platform.

➢ Amazon, Shopify, and eBay do not generally allow alcohol due to corporate ethos as well as local, state and federal regulatory hurdles.





RAISE YOUR GLASS

➤ Yahyn is the community that brings together retailers, aficionados, collectors, and sinners with a focus on Amazon like convenience to purchasing as well as providing the first true price and inventory discovery mechanism for these regulated industries.

➤ We also offer integrated social media, blogs, reviews and personal connections between members of our communities.

➤ We are the nexus between what Kayak.com is to the airline industry and what Nerdsandbeyond.com is to Nerd culture for premium wines and alcohols.



THE BUSINESS MODEL

- ➢ Yahyn brings retailers, distributors, and producers onto our platform via an API connection directly into their inventory management system and uploads that inventory to our platform under their Seller's profile.

- ➢ Buyers come to the platform and are then able to purchase from the vast, Yahyn inventory across multiple sellers in a simple, clean transaction.
  - Currently community of 100k members has been grown almost wholly organically.
  - Our community MoM growth rate is currently 28.4% with that rate itself growing exponentially as our marketing efforts ratchet up and more channels come online.

- ➢ Yahyn processes the transaction, takes its platform fees of 10% from the Seller and 2% from the Buyer, and notifies the Seller(s) of the sale all for very little overhead.
  - Additionally, Puro Trader generates revenue through listing enhancements offered to Sellers

- ➢ Upon completion of the transaction, both the Buyer and the Seller are able to rate and review their counter party in an open and transparent review/honor tracking system.



YAHYN
Shopping Cart
Pinot Noir 2018
$19.95
$149.70
YAHYN
Find wine and spirits
Explore the ultimate wine collection.
SHOP NOW
FEATURED WINES
BLOG HIGHLIGHTS
Pinot Noir 2018
Cabernet Sauvignon 2017
Chardonnay 2017
$17.95
$22.95
Beyond fermentation
Old world casks

PROVIDING A SEAMLESS EXPERIENCE



POS Integration to List Inventory

Buyers Chooses Purchases From
Yahyn's Massive Inventory Aggregator

Transaction Processed Through Platform

Happy Buyer
Receives Fulfilled Order

Community Self-Regulates Through a
2-Way Buyer and Seller Review Process

Retailers Fulfill Orders Made in
Yahyn Branded Packaging.

FINANCIAL PROJECTIONS

➢ **Average Cart Size:**
   $250

➢ **Average Annual Purchases Per User:**
   2.5 transactions per year $625/yr/user

➢ **Projected User Base:**
   1,500,000 Users by YE 2022

➢ **Sales generated:**
   $130M/year by YE2022

➢ **Total Gross revenue:**
   ~$18M per year by 2022

➢ **Total Projected Dividends Paid 2020-2022:**
   $2.7M

➢ **Total Projected Stock Buy Backs 2021-2022:**
   $2.5M

➢ **Potential Exit Opportunities:**

   • LVMH Group

      Regular acquisitions within this sector

   • Constellation Brands

   Regular acquisitions within this sector such as the $600M purchase of Grupo Modelo in 2016





10

WE ARE BUILT

- ➢ We have worked closely with our development team to develop the first and already most advanced site of its kind: It is live, active, and has new features rolling out every couple of weeks.

- ➢ The technical engine and business model are **proven**, with successful sales and trades across the platform. The next step is to build up to **SCALE.**

- ➢ Currently on boarding several dominant market plays such as Mondavi’s **Opus One Brand**



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YAHYN.
Old World Wine & Spirits
Meets New World Tech
If wine and spirits are something you are passionate about, join our growing community where you can find rare and exotic wines, as well as one of the largest selections of your usual favorites, at the right prices with the click of a button.
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FUNDRAISE HISTORY & CURRENT OFFERING

➢ Self Funded through June 2019, a testament to our dedication.

➢ June 2019: Seed Round funding of $450k from our principal investor Jonathan Cooper, Founder and former CEO of Ebbu (Acquired by Canopy in 2019).

➢ Current Opportunity: $750k for web architecture, further marketing, and addition of business development team.

FY 2015

$65K – Infrastructure Development

FY 2017

$450K – Marketing testing and Finalizing Web Architecture

FY 2019

$250k – Seed Round to finish upgrade the the platform and operationalize the business

$750k – Seed Round Ext Scale and expand to Wine and Whiskey

POST RAISE SPEND

MULTI STAGE MARKETING PLAN

➢ **Saul Colt**
- Former Marketing Director Twitter
- Stunt Marketing to drive brand awareness
- Industry conference marketing events

➢ **Nicole Arbour**

Social Influencer Marketing having generated a proven 1 Billion views
- Creates content and distributes to her network of Podcasts and social influencers

➢ **Expansive outreach program combining:**
- Targeted email campaign
- Digital ad spend at an average cost of $.14/click through Google and Facebook
- Web advertising such as through Wine Spectator, Whiskey Advocate, Cigar Aficionado and other industry sites
- Consistent cross promotion with our strategic partners

➢ **Engineering focus**
- POS (Point of Sale) API implementation for new clients
- Mobile App development iOS & Android
- UI/UX refinement

➢ **Podcast campaigns**
- Podcast One Network
- Wondery

OUR STRATEGIC PARTNERS



FOUR SEASONS
ROLLS ROYCE
TWINS Smoke Shop
McLaren
Boveda
ROGER DUBUIS
CARBONADI ITALIA
ROBB VICES
TAILORED ASH
A LIFESTYLE GUIDE FOR THE MODERN GENTLEMAN
mike's cigars EST 1950
NAT SHERMAN SINCE 1930 LEGENDARY CIGARS NEW YORK
PAGANI
NOBLEMAN
Smooth Draws Cigar Lifestyle Radio Show
cigar aficionado
PODCASTONE
Robb Report
Boveda
THE FRENCH LAUNDRY
LAMBORGHINI
GENT'S GL LOUNGE
LOUIS XIII de Rémy Martin
BLANCO
DANIEL MARSHALL
A SYMBOL OF QUALITY
SINCE 1982
RICHEMONT
S.T. Dupont PARIS

WE HAVE CULTIVATED A LOYAL FOLLOWING

In addition to users active on our cigar community. We have a very large loyal following
that grows everyday, cultivated organically with ZERO ad spend with the use of our
unique content.



65,000+ Users across all platforms
next step is to scale and execute to our target market